Exhibit 99.4

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
Curaleaf Holdings, Inc. (the “Issuer”).	CURA

Date: August 9, 2022        Is this an updating or amending Notice:  ☐ Yes           ☒ No

If yes provide date(s) of prior Notices: ________________________.

Issued and Outstanding Securities of Issuer Prior to Issuance: 615,113,318 Subordinate Voting Shares.

Pricing

Date of news release announcing proposed issuance: August 9, 2022 or

Date of confidential request for price protection: N/A

Closing Market Price on Day Preceding the news release: $7.23 or

Day preceding request for price protection: N/A

Closing

Number of securities to be issued: Refer to Part 2 below

Issued and outstanding securities following issuance: Refer to Part 2 below

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.	An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.	Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Part 1.	Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

Full Name &Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	TotalSecuritiesPreviously Owned, Controlled or Directed	Payment Date(1)	Describe relations-hip to Issuer (2)

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: ____________________________________ .

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. _____________________ .

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer: ___________________________________________
________________________________________________________________________________________________________.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class	.

(b)	Number	.

(c)	Price per security	.

(d)	Voting rights

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number	.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options)
.

(c)	Exercise price	.

(d)	Expiry date	.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount	.

(b)	Maturity date	.

(c)	Interest rate	.

(d)	Conversion terms	.

(e)	Default provisions	.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):_________________ .

(b)	Cash	.

(c)	Securities	.

(d)	Other	.

(e)	Expiry date of any options, warrants etc.	.

(f)	Exercise price of any options, warrants etc.	.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship ______________________________________________________
________________________________________________________________________________________________________________ .

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

.

11.	State whether the private placement will result in a change of control.

.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. _____________________________________________________________________________________________

.

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Part 2.	Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On August 8, 2022, the Issuer’s European subsidiary, Curaleaf International Holdings Limited (“Curaleaf International”), entered into a definitive agreement to acquire a 55% stake in Four 20 Pharma GmbH (“Four 20”), a leading German distributor and manufacturer of medical cannabis for the consideration described below, which will be paid 50% in cash and 50% in Subordinate Voting Shares of the Issuer (“Subordinate Voting Shares”). The closing of the transaction is expected to take place within two months, subject to customary closing conditions including regulatory approval. In connection with the transaction, the selling shareholders (the “Sellers”) of Four 20 and Curaleaf International have entered into a put/call option which permits either party to trigger the roll-up of the remaining equity of Four 20 two years after the launch of adult use cannabis sales in Germany, but no later than the end of 2025 if adult use launch has not occurred by such date.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

Curaleaf International entered into a share purchase and assignment agreement (the “SPA”) with the Sellers, whereby each Seller has agreed to sell and transfer a portion of his, her or its shares of Four 20 (the “Sold Shares”) to Curaleaf International, and Curaleaf International has agreed to buy the Sold Shares from the Sellers.

The overall consideration payable to the Sellers for the Sold Shares amounts in aggregate to EUR 19,736,118.00 ("Purchase Price") and will be satisfied by the Purchaser on the closing date as detailed below.

Curaleaf International also entered into an a put and call option agreement (the “Option Agreement”), whereby the Sellers agreed to grant a call option to Curaleaf International, and Curaleaf International agreed to grant a put option to each Seller regarding the shares of Four 20 not owned by Curaleaf International after the consummation of the transactions contemplated by the SPA (the “Option Shares”). The put and call options described above are exercisable 2 years after Germany launches its recreational cannabis market. The purchase price for the put and call options is described below.

Each of the Sellers is an arm’s length party with respect to Curaleaf International and the Issuer.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Each of the Sellers has agreed to a lock-up on the Subordinate Voting Shares they are entitled to receive under the SPA, provided that 50 percent of such shares will be released from the lock-up on the day falling one year after the closing date and the remaining 50 percent of the such shares will be released from the lock-up on the day falling two years after the closing date.

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: EUR 19,736,118, equivalent to approximately CAD 15,049,655 using the daily average exchange rate of 1.3113 CAD to 1.00 EUR published by the Bank of Canada on August 8, 2022.

(b)	Cash: EUR 9,868,059.

(c)	Securities (including options, warrants etc.) and dollar value: A number of Subordinate Voting Shares of the Issuer equal to EUR 9,868,059.00 divided by the higher of (i) USD 13.85 or (ii) the closing market price of the Subordinate Voting Shares on the CSE two trading days prior to the closing date.

(d)	Other: In addition, if (a) immediately prior to the first anniversary of closing, the ten (10) trading days volume weighted average price of the Subordinate Voting Shares on the CSE is not equal to or greater than USD 13.85, the Sellers will be entitled to receive a true-up of the price difference between the first anniversary VWAP and USD 13.85; and (b) immediately prior to the second anniversary of closing, the (10) trading days volume weighted average price of the Subordinate Voting Shares on the CSE is not equal to or greater than USD 13.85, the Sellers will be entitled to receive a true-up of the price difference between the second anniversary VWAP and USD 13.85. The true-up may be paid, at the election of Curaleaf International, either in cash or in Subordinate Voting Shares of Curaleaf utilizing an implied price equal to the higher of (i) the first or second anniversary VWAP, as applicable, and (ii) the closing market price of the Subordinate Voting Shares on the CSE two trading days prior to the relevant date of issuance of the Subordinate Voting Shares.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

The purchase price payable to the Sellers for the Option Shares will be valued at 2.5 times the revenues of Four 20 at the date of exercise of the put or call option described above. The purchase price for the Option Shares will be satisfied by the Purchaser as follows:

(a) 50% of the purchase price for the Option Shares will be payable in cash; and

(b) 50% of the purchase price for the Option Shares will be payable in a mix of cash and Subordinate Voting Shares utilizing an implied share price equal to the higher of (i) the 10-day volume weighted average price of the Subordinate Voting Shares on the CSE in the 10-day trading period prior to the date of exercise of the put or call option, and (ii) the closing market price of the Subordinate Voting Shares on the CSE two trading days prior to the date of closing of the sale of the Option Shares.

(e)	Expiry date of options, warrants, etc. if any: N/A

(f)	Exercise price of options, warrants, etc. if any: N/A.

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

The purchase price was determined through arm’s length negotiation.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security (CDN$)	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Ireneusz Peter Storm	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Wilhelm Alexander Schöning	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Thomas Sebastian Schatton	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Greif Beteiligungen GbR	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
DULCE Capital GmbH	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person

(1)	Indicate if Related Person

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary due diligence, including liens and litigation searches.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, andif a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A

(f)	Exercise price of any options, warrants etc. N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated August 9, 2022.
Peter Clateman
Name of Director or Senior Officer

/s/ Peter Clateman
Signature

Chief Legal Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•	To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF

LISTED SECURITIES

September 2018